UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 6)*

Sonida Senior Living, Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
140475203
(CUSIP Number)

Paul Dumaine
Conversant Capital LLC

25 Deforest Avenue
Summit, NJ 07901
908-466-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
John M. Bibona

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

October 10, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 140475203
1	NAMES OF REPORTING PERSONS
Conversant Dallas Parkway (A) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,753,089(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,753,089(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,753,089(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of (i) 5,266,159 shares of Common Stock, (ii) 1,203,308 shares of Common Stock issuable upon conversion of 38,742 shares of Series A Preferred Stock of the Issuer, (iii) 968,538 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 315,084 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.

(2) The percentage reflected is based on the sum of (i) 19,070,277 outstanding shares of Common Stock on September 13, 2024, as provided under Form S-3 filed by the Issuer with the Commission on September 27, 2024, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) L.P. and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

CUSIP NO. 140475203
1	NAMES OF REPORTING PERSONS
Conversant Dallas Parkway (B) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
885,269(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
885,269(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
885,269(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of (i) 709,744 shares of Common Stock, (ii) 77,897 shares of Common Stock issuable upon conversion of 2,508 shares of Series A Preferred Stock of the Issuer, (iii) 62,712 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 34,916 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.

(2) The percentage reflected is based on the sum of (i) 19,070,277 outstanding shares of Common Stock on September 13, 2024, as provided under Form S-3 filed by the Issuer with the Commission on September 27, 2024, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) L.P. and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

CUSIP NO. 140475203
1	NAMES OF REPORTING PERSONS
Conversant Dallas Parkway (D) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,032,216(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,032,216(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,032,216(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of 1,032,216 shares of Common Stock.
(2) The percentage reflected is based on the sum of (i) 19,070,277 outstanding shares of Common Stock on September 13, 2024, as provided under Form S-3 filed by the Issuer with the Commission on September 27, 2024, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) L.P. and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

CUSIP NO. 140475203
1	NAMES OF REPORTING PERSONS
Conversant Dallas Parkway (F) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
648,942(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
648,942(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
648,942(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of 648,942 shares of Common Stock.
(2) The percentage reflected is based on the sum of (i) 19,070,277 outstanding shares of Common Stock on September 13, 2024, as provided under Form S-3 filed by the Issuer with the Commission on September 27, 2024, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) L.P. and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

CUSIP NO. 140475203
1	NAMES OF REPORTING PERSONS
Conversant PIF Aggregator A LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,438,263(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,438,263(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,438,263(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of 1,438,263 shares of Common Stock.
(2) The percentage reflected is based on the sum of (i) 19,070,277 outstanding shares of Common Stock on September 13, 2024, as provided under Form S-3 filed by the Issuer with the Commission on September 27, 2024, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) L.P. and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

CUSIP NO. 140475203
1	NAMES OF REPORTING PERSONS
Conversant GP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,319,516(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,319,516(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,319,516(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Consists of (i) 7,657,061 shares of Common Stock, (ii) 1,281,205 shares of Common Stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, (iii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 350,000 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment .

(2) The percentage reflected is based on the sum of (i) 19,070,277 outstanding shares of Common Stock on September 13, 2024, as provided under Form S-3 filed by the Issuer with the Commission on September 27, 2024, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) L.P. and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

CUSIP NO. 140475203
1	NAMES OF REPORTING PERSONS
Michael J. Simanovsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,757,779(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,757,779(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,757,779(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Consists of (i) 9,095,324 shares of Common Stock, (ii) 1,281,205 shares of Common Stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, (iii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 350,000 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.

(2) The percentage reflected is based on the sum of (i) 19,070,277 outstanding shares of Common Stock on September 13, 2024, as provided under Form S-3 filed by the Issuer with the Commission on September 27, 2024, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) L.P. and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

 CUSIP NO. 140475203
1	NAMES OF REPORTING PERSONS
Conversant Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,757,779(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,757,779(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,757,779(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1) Consists of (i) 9,095,324 shares of Common Stock, (ii) 1,281,205 shares of Common Stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, (iii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 350,000 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.

(2) The percentage reflected is based on the sum of (i) 19,070,277 outstanding shares of Common Stock on September 13, 2024, as provided under Form S-3 filed by the Issuer with the Commission on September 27, 2024, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) L.P. and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

CUSIP NO. 140475203
1	NAMES OF REPORTING PERSONS
Conversant Private GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,438,263(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,438,263(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,438,263(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Consists of 1,438,263 shares of Common Stock.
(2) The percentage reflected is based on the sum of (i) 19,070,277 outstanding shares of Common Stock on September 13, 2024, as provided under Form S-3 filed by the Issuer with the Commission on September 27, 2024, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) L.P. and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

This Amendment No. 6 (“Amendment No. 6”) further amends and supplements the original statement on Schedule 13D filed by Conversant Dallas Parkway (A), L.P. (“Investor A”), Conversant Dallas Parkway (B), L.P. (“Investor B”), Conversant GP Holdings LLC (“Conversant GP”), Conversant Capital LLC (“Conversant Capital”), and Michael J. Simanovsky on November 12, 2021 (the “Original Schedule 13D”), as previously amended by them by the amended statement on Schedule 13D filed on August 21, 2024 (“Amendment No. 5”), Amendment No. 4 on March 26, 2024 (“Amendment No. 4”), Amendment No. 3 filed on February 6, 2024 (“Amendment No. 3”), Amendment No. 2 filed on November 6, 2023 (“Amendment No. 2”) and Amendment No. 1 filed on July 7, 2023 (“Amendment No. 1”). Amendment No. 4 was the initial statement on Schedule D for Conversant Dallas Parkway (D), L.P. (“Investor D”) regarding the Issuer. Amendment No. 5 was the initial statement on Schedule D for Conversant PIF Aggregator A L.P. (“Aggregator A”) and Conversant Private GP LLC (“Conversant Private GP”) regarding the Issuer. To the extent applicable, the Original Schedule 13D, as previously and hereby amended, is hereby adopted by Conversant Dallas Parkway (F), L.P. (“Investor F”) as its original filing on Schedule 13D regarding the Issuer. Investor A, Investor B, Investor D, Aggregator A and Investor F together are the “Conversant Investors,” and they, together with Conversant GP, Conversant Capital, Conversant Private GP and Mr. Simanovsky are, the “Reporting Persons.” The Original Schedule 13D, as previously amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 6, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Schedule 13D, as previously amended, such incorporation by reference is also amended hereby. Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Original Schedule 13D, as previously amended.

Item 2.	Identity and Background

Item 2 is hereby amended and restated to read as follows:

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

	i.	Conversant Dallas Parkway (A), L.P., a Delaware limited partnership (“Investor A”);
	ii.	Conversant Dallas Parkway (B), L.P., a Delaware limited partnership (“Investor B”);
	iii.	Conversant Dallas Parkway (D), L.P., a Delaware limited partnership (“Investor D”);
	iv.	Conversant PIF Aggregator A L.P., a Delaware limited partnership (“Aggregator A”);
	v.	Conversant Dallas Parkway (F), L.P., a Delaware limited partnership (“Investor F” and together with Investor A, Investor B, Investor D and Aggregator A, the “Conversant Investors”);
	vi.	Conversant GP Holdings LLC, a Delaware limited liability company (“Conversant GP”);
	vii.	Michael J. Simanovsky, a citizen of the United States of America;
	viii.	Conversant Private GP LLC, a Delaware limited liability company (“Conversant Private GP”); and
ix.
Conversant Capital LLC, a Delaware limited liability company (“Conversant Capital” and together with the Conversant Investors, Conversant GP, Conversant Private GP and Mr. Simanovsky, the “Reporting Persons”).

Investor A, Investor B, Investor D and Investor F are alternative investment vehicles of Conversant GP established for purpose of investing in Issuer’s securities. Aggregator A is an alternative investment vehicle of Conversant Private GP established for purpose of investing in Issuer’s securities. Conversant Capital is the investment manager of and makes investment decisions for the Conversant Investors. Mr. Simanovsky is the managing member of Conversant Capital. Conversant GP is the general partner of each of Investor A, Investor B, Investor D and Investor F. Conversant Private GP is the general partner of Aggregator A. Mr. Simanovsky is the managing member of Conversant GP and Conversant Private GP. By virtue of these relationships, each of Conversant Capital, Conversant GP, Conversant Private GP and Mr. Simanovsky may be deemed to beneficially own the shares of Common Stock (including Common Stock issuable upon conversion of Series A Preferred Stock or upon exercise of warrants to purchase Common Stock) owned directly by the Conversant Investors.

The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1). The Conversant Investors and Conversant Capital may constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated by the Securities and Exchange Commission (the “Commission”) thereunder. Each of the Conversant Investors expressly disclaims beneficial ownership of the shares of Common Stock owned and held by the other Reporting Persons.

(b) The address of the principal business office of each of the Reporting Persons is: c/o Conversant Capital LLC, 25 Deforest Avenue, Summit, NJ 07901.

(c) The principal business of Mr. Simanovsky is investment management. Investor A, Investor B, Investor D, Investor F and Aggregator A are each private investment vehicles. Conversant GP is the general partner of Investor A, Investor B, Investor D and Investor F and Conversant Private GP is the general partner of Aggregator A. Conversant Capital is the investment manager to the Conversant Investors.

    (d)-(e) During the last five years, none of the Reporting Persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by the addition of the following:

On October 10, 2024, for no consideration, Conversant GP caused Investor B to distribute 648,942 shares of Common Stock to an investor, who in turn deposited them with Investor F.

Further, the disclosure set forth below in Item 5(c) below regarding open market purchases of shares of Common Stock by Aggregator A  is incorporated herein. The open market purchases by Aggregator A were made using existing investment capital.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by the addition of the following:

The disclosure set forth above in Item 3 above regarding the transfer of shares of Common Stock to Investor F is incorporated herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated to read as follows:

(a), (b) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D.

Item 5(c) is hereby amended by the addition of the following:

(c) Other than as described in Item 3 above and certain open market purchases by Aggregator A, namely, (i) 9,564 shares of Common Stock for a $22.96 per share price for a total of $219,875.40 purchased on October 14, 2024; (ii) 15,927 shares of Common Stock for a $23.95 per share price for a total of $381,851.42 purchased on October 15, 2024 and (iii) 8,957 shares of Common Stock for a $25.46 per share price for a total of $228,302.29 purchased on October 16, 2024, the Reporting Persons have not engaged in any transactions in the Common Stock since the date of Amendment No. 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

The disclosure set forth above in Item 3 above regarding the transfer of shares of Common Stock to Investor F is incorporated herein.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by the replacement of Exhibit 99.1.

99.1	Joint Filing Agreement, dated October 17, 2024.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 17, 2024

CONVERSANT DALLAS PARKWAY (A) LP
By: Conversant GP Holdings LLC, its general partner

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT DALLAS PARKWAY (B) LP
By: Conversant GP Holdings LLC, its general partner

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT DALLAS PARKWAY (D) LP
By: Conversant GP Holdings LLC, its general partner

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT DALLAS PARKWAY (F) LP
By: Conversant GP Holdings LLC, its general partner

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel

CONVERSANT PIF AGGREGATOR A LP
By: Conversant Private GP LLC, its general partner

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT GP HOLDINGS LLC

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT CAPITAL LLC

/s/ Paul Dumaine
Name: Paul Dumaine
Title: Attorney-in-Fact for Michael J. Simanovsky

MICHAEL J. SIMANOVSKY

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT PRIVATE GP LLC

/s/Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer